UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

MYOS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

554051 10 2

(CUSIP Number)

Christopher R. Pechock

c/o MatlinPatterson Global Advisers LLC

520 Madison Avenue

New York, New York 10022

Telephone: (212) 651-9516

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 554051 10 2

SCHEDULE 13D

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Christopher R. Pechock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,750,000
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

8,750,000
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.97%

14	TYPE OF REPORTING PERSON

IN

Item 1.           Security and Issuer.

This Schedule 13D relates to shares of common stock, $.001 par value (the “Common Stock”), of MYOS Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 45 Horsehill Road, Suite 106 Cedar Knolls, NJ 07927.

Item 2.           Identity and Background.

The Reporting Person is an employee of MatlinPatterson Global Advisers LLC (“Matlin Advisers”). His business address is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, New York, New York 10022. His principal occupation is providing services to Matlin Advisers in relation to the making and management of investments. He is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

The Reporting Person purchased $750,000 of units (the “Units”) pursuant to the terms of a Securities Purchase Agreement (the “Agreement”) at a purchase price of $0.15 per Unit and received 5,000,000 shares of Common Stock, a Series A warrant to purchase 2,500,000 shares of Common Stock at an exercise price of $0.30 per share (the “Series A Warrant”) and (b) a Series B warrant to purchase 1,125,000 shares of Common Stock at an exercise price of $0.90 per share ((the “Series B Warrant,” and together with Series A Warrant, the “Warrants”) using personal funds.

The Agreement provides that the Company will use its commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission within 90 days from the closing with respect to the re-sale of the Common Stock issued in connection with the Agreement, including the shares of Common Stock underlying the Warrants, and will use its commercially reasonable efforts to obtain effectiveness of the registration statement within 150 days of the Closing Date.

The Agreement also permits the Reporting Person a right to participate, pro rata, up to 25% of the total dollar value of any equity related financing conducted by the Issuer for a period of two years from the closing.

Item 4.           Purpose of Transaction

The Reporting Person acquired the Common Stock based on the Reporting Person’s belief that such an investment represented an attractive investment opportunity. The Reporting Person may purchase additional securities if the Reporting Person deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet his investment objectives.

Pursuant to the Agreement, the Company agreed to nominate the Reporting Person to the Issuer’s board of directors within thirty days of the consummation of the sale of the Units, and provided that all the purchasers under the Agreement continue to own at least 50% of the shares of Common Stock issued pursuant to the Agreement, to nominate such the Reporting Person to serve on the Issuer’s board of directors at each of the next four annual meetings of the Issuer’s stockholders.

Item 5.

(a)-(b)           The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Person has the sole power to vote and dispose of all the Common Stock owned by him. The percentage in Item 13 of the cover page is based on 145,306,460 shares of issued and outstanding shares of Common Stock which represents 111,372,282 shares outstanding as of November 8, 2013 (as reported on Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2013) plus 33,934,178 shares (the aggregate number of shares issued pursuant to the Agreement as reported by the Issuer in its Current Report on Form 8-k dated January 28, 2014).

(c)           Except as described in this Schedule 13D, there have been no transactions effected with respect to the Common Stock by the Reporting Person within the past 60 days of the date hereof.

(d)           The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 - Form of Series A Warrant*

Exhibit 2 - Form of Series B Warrant*

Exhibit 3 - Form of Securities Purchase Agreement, dated January 27, 2014, by and between MYOS Corporation and each of the Purchaser signatories thereto*

*	Incorporated by reference to MYOS Corporation’s Current Report on Form 8-k dated January 28, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2014

/s/ Christopher R. Pechock
Christopher R. Pechock